UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
Enel Américas S.A.
(Name of Subject Company (Issuer))

Enel S.p.A.
(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) Representing
50 shares of Common Stock, no par value
(Title of Class of Securities)
29274F104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Enel S.p.A.
Viale Regina Margherita 137
00198 Rome
Italy
Attn: Fabio Bonomo
Head of Corporate Affairs
Tel: +39 06 8305 2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
J. Allen Miller, Esq.
Sey-Hyo Lee, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193
+1 (212) 294-6700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of filing fee(2)
U.S.$1,479,908,242	U.S.$161,458

(1)
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 7,608,631,104 shares of common stock, no par value (the “Shares”) of Enel Américas S.A. (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs”)), the maximum number of Shares subject to the offer, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, in each case payable in U.S. dollars. The Transaction Valuation was calculated in Chilean pesos and converted into U.S. dollars using the U.S. dollar observed exchange rate of Ch$719.78 per U.S.$ 1.00 reported by Chilean Central Bank for February 18, 2021.

(2)
The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, by multiplying the Transaction Valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161.458	Filing Party: Enel S.p.A.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-l.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Amendment No. 4 to Schedule TO is also Amendment No. 20 to the statement on Schedule 13D, as amended, initially filed by Enel S.p.A. on November 3, 2014 and last amended on March 15, 2021 (the “Schedule 13D”). References to “Item 5” in the tables below refer to “Item 5” of Schedule 13D.
CUSIP No. 29274F104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,260,048,702 shares of Common Stock (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 88,260,048,702 shares of Common Stock (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,260,048,702 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.27% (See Item 5)
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE
This Amendment No. 4 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13D under cover of Schedule TO, as amended (the “Schedule TO”), relating to the offer (the “U.S. Offer”) by Enel S.p.A., an Italian societá per azioni (“Enel”), to purchase up to a total of 7,608,631,104 of the outstanding shares of common stock, without par value (such shares, the “Shares”), of Enel Américas S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Enel Américas”) (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs” and together with the Shares, the “Securities”)), which represented 10% of the outstanding capital stock of Enel Américas as of March 15, 2021, from all holders of Shares who are U.S. Persons (as defined the Offer to Purchase described below) and all holders of ADSs held anywhere, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, without interest, in each case payable in U.S. dollars, and less applicable withholding taxes and distribution fees (the “Offer Price”). The offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2021, as supplemented by the Supplement to Offer to Purchase dated March 25, 2021 (the “Offer to Purchase”), and the related Form of Acceptance and the ADS Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”).
Through a concurrent offer in Chile, Enel offered to purchase up to 7,608,631,104 of the outstanding Shares held anywhere (including Shares held by U.S. Persons) (the “Chilean Offer”), at the purchase price of Ch$140 in cash for each Share. In no event will Enel purchase more than 7,608,631,104 Shares (including Shares represented by ADSs) in total in the U.S. Offer and the Chilean Offer combined (collectively, the “Offers”).
This Amendment amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.
Item 8.   Interest in Securities of the Subject Company.
Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:
The U.S. Offer and the Chilean Offer expired at 5:00 p.m., New York City time, and 5:30 p.m., Santiago time, respectively, on Tuesday, April 13, 2021. No Shares and a total of 37,441,270 ADSs were validly tendered and not withdrawn pursuant to the U.S. Offer. In addition, according to the definitive notice of results published on April 16, 2021 by Enel in Chile, a total of 18,322,831,808 Shares were tendered pursuant to the Chilean Offer. The Shares and ADSs tendered pursuant to the Offers represent an aggregate of 20,194,895,308 Shares. Following the application of the proration factor of 37.6760116% and rounding to eliminate fractional Shares and ADSs, a total of 6,903,312,254 Shares and 14,104,937 ADSs tendered in the Offers have been accepted for payment and payment is expected to be made on or about April 20, 2021, in accordance with Chilean practice.
Upon purchase of the Shares and ADSs pursuant to the Offers, Enel’s ownership in Enel Americas will increase to 88,260,048,702 Shares (including Shares represented by ADSs) or approximately 82.27% of the total outstanding Shares of Enel Americas, which will leave 19,021,649,859 Shares (including Shares represented by ADSs) held by parties other than Enel.
On April 16, 2021, Enel issued a press release announcing the results of the Offers, a copy of which is attached as Exhibit (a)(1)(L) hereto.
Item 12.   Exhibits
Exhibit No.	Description
(a)(1)(L)	Press Release issued by Enel S.p.A. on April 16, 2021.

1

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 16, 2021
Enel S.p.A.
By:
/s/ Alberto De Paoli

Name: Alberto De Paoli
Title:  Head of Administration, Finance and Control

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(L)	Press Release issued by Enel S.p.A. on April 16, 2021.